SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                FEBRUARY 25, 2002

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

          The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F     X                Form 40-F ________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

         Yes _________              No       X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________


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                               EXHIBIT INDEX
                               -------------

         This filing contains the following exhibits.




        EXHIBIT                           DESCRIPTION
        -------                           ------------

         99.1 Press Release dated February 25, 2002 concerning the appointment of Peter Chambre as the Company's new Chief Executive Officer.



         99.2 Press Release dated February 25, 2002 concerning Company's First Quarter Financial Results.








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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date 25 February 2002   Cambridge Antibody Technology Group PLC

                                 By    /s/ Rowena Gardner
                                       -----------------------------------------

                                 Name:        Rowena Gardner

                                 Title:       Head of Corporate Communications










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